UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ZONED PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

98978X 208

(CUSIP Number)

ALAN ABRAMS

c/o Zoned Properties, Inc.

14300 N. Northsight Blvd., #208,

Scottsdale, AZ 85260

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

DECEMBER 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978X 208	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALAN ABRAMS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,526,669
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,526,669
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,526,669
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 This percentage is calculated based on 17,060,250 shares of common stock outstanding as of December 18, 2015.

CUSIP No. 98978X 208	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement relates to the common stock of Zoned Properties, Inc. The issuer’s principal executive offices are located at 14300 N. Northsight Blvd., #208, Scottsdale, AZ 85260.

Item 2. Identity and Background.

(a)	Alan Abrams

(b)	Business Address: 14300 N. Northsight Blvd., #208, Scottsdale, AZ 85260

(c)	The reporting person’s principal business is 7950 E. Acoma Dr. Suite #204 Scottsdale, 85260.

(d)	Criminal Proceedings: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States

Item 3. Source or Amount of Funds or Other Consideration.

On January 8, 2014, approximately 1,667 shares of common stock were purchased from the Issuer by Alan Abrams in exchange for a mortgage receivable valued at $200,040. On January 14, 2014, approximately 8,333 shares of common stock were purchased from the Issuer by Alan Abrams in exchange for payment of $999,960. On July 28, 2014, 3,500,000 shares of common stock were purchased from the Issuer by Alan Abrams in exchange for payment of $35,000.

Item 4. Purpose of Transaction.

The reporting person intends to participate in and influence the affairs of the issuer only with respect to his voting rights associated with his shares of common stock. The reporting person’s voting power is 20.7%. The reporting person does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The reporting person beneficially owns 3,526,669 shares of common stock, representing approximately 20.7% of the outstanding shares of common stock. The foregoing percentage is calculated based on 17,060,250 shares of common stock outstanding as of December 18, 2015.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. The reporting person has sole voting power and sole dispositive power over the shares of common stock, and does not have shared voting power or shared dispositive power over any shares of common stock.

(c)	The reporting person did not effect any transactions in the issuer’s common stock since October 22, 2015.

(d)	Other than the reporting person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares that are the subject of this statement.

(e)	Not applicable.

CUSIP No. 98978X 208	13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 herein is incorporated herein by reference. The reporting person: (i) holds no options to purchase shares of common stock, (ii) has no interest in any other securities of the issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the issuer.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 98978X 208	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2016

/s/ Alan Abrams
Alan Abrams